UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K
_______________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-33911

_______________________

RENESOLA LTD
_______________________

No. 8 Baoqun Road, YaoZhuang
Jiashan, Zhejiang 314117
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-189650), initially filed with the Securities and Exchange Commission on June 28, 2013 and as amended on August 7, 2013 and September 6, 2013, and declared effective on September 9, 2013.

Second Quarter 2016 Results

ReneSola Ltd (“ReneSola” or the “Company”) reported its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

	Q2 2016 (in million)	Q/Q Change	Y/Y Change
Revenue	$250.0	-4.1%	-6.8%
Gross Profit	$41.2	-7.5%	-7.3%
Operating Income	$6.4	-47.9%	-39.2%
Net Income	$5.5	-3.5%	N/A

•	Revenue was $250.0 million, compared with guidance range of $280-$290 million
•	Gross margin was 16.5%, compared with 17.1% in Q1 2016 and 16.5% in Q2 2015
•	Net income was $5.5 million, compared with $5.7 million in Q1 2016 and net loss of $2.3 million in Q2 2015
•	Total external module shipments were 282.4 MW while module shipments to the Company’s downstream projects were approximately 18.9 MW;
•	Total external wafer shipments were 423.3 MW compared with 351.0 MW in Q1 2016 which reflects the Company’s wafer capacity expansion strategy through technology improvement;
•	Successfully sold approximately 20.0 MW of projects in the UK; £21.2 million to be recognized in Q3 2016, additional £1.6 million be recognized within two years
•	The Company now has a solar power project pipeline of 938.2 MW, of which 323.8 MW are late stage
•	The Company connected six utility-scale projects to UK grid during the quarter with total capacity of approximately 26 MW and expects the projects to be sold in Q3 2016
•	LED sales up 26% sequentially with gross margin over 30%

Second Quarter 2016 Financial Results

Revenue of $250.0 million was down 4.1% q/q and down 6.8% y/y. Revenue declined due to lower wafer ASP and reduced module shipments to external customers. The Company continues to scale back its OEM business in order to shift toward downstream project development.

Gross profit of $41.2 million was down 7.5% q/q and down 7.3% y/y. Gross margin decreased sequentially to 16.5% from 17.1% in Q1, but was unchanged relative to last year. The sequential margin decline in the quarter was primarily due to changes in product mix, coupled with margin pressure related to wafer sales.

Operating expenses of $34.8 million were 13.9% of revenue, up from 12.4% in Q1 of 2016 and up from 12.6% in Q2 of 2015. The increase in operating expenses in the quarter was largely attributable to higher sales commissions. Sequentially, SG&A expenses increased 7% while R&D expenses decreased 9%.

Operating income was $6.4 million, compared to operating income of $12.2 million in Q1 of 2016 and $10.5 million in Q2 of 2015. Operating margin decreased to 2.5% from 4.7% in Q1 of 2016 and from 3.9% in Q2 of 2015.

Non-operating expenses of $0.4 million include net interest expense of $7.8 million, offset by gains on derivatives of $2.9 million, and foreign exchange gains of $4.3 million.

Net income was $5.5 million, compared to a net income of $5.7 million in Q1 of 2016 and a net loss of $2.3 million in Q2 of 2015. Earnings per ADS were $0.05, compared to $0.06 in Q1 of 2016.

Balance Sheet, Liquidity and Capital Resources

The Company had cash and cash equivalents (including restricted cash) of $163.4 million as of June 30, 2016, compared with $190.0 million at the end of Q1 2016. The decrease of $26.6 million includes a negative foreign currency translation impact of $6.8 million. Total debt was $716.5 million, down from $737.2 million as of March 31, 2016. Total borrowings decreased by $20.7 million in the quarter, similarly benefiting from foreign currency translation.

Second Quarter Operating Highlights

The Company remains focused on developing, operating and selling high-quality solar power projects. Activity is centered on building a pipeline of distributed generation and utility-scale projects in attractive geographies worldwide.

Project Sales

The Company sold four utility-scale projects in the United Kingdom in the second quarter of 2016, representing a total of approximately 20.0 MW of generating capacity. Revenue from the sales of these projects will be recognized in the third quarter of 2016.

Project Sales	Location	Size (MW)
Collacott	UK	5.0
Debdale	UK	5.0
Handley	UK	5.0
Stretton	UK	5.0

Project Pipeline

The Company currently has 938.2 MW of projects in various stages of development. The Company is starting to identify opportunity in the domestic distributed generation market, and now has 35 MW of such projects in its pipeline. The Company continues to focus on developed markets with stable returns and healthy cash flow.

The geographic distribution of project pipeline is outlined in the table below.

Project Location	Total Pipeline (MW)	Late Stage Projects of Total Pipeline (MW)
USA	169.6	107.8[1]
UK	250.2	45.3
Japan	31.5	29.6
Canada	32.3	9.0
Poland	140.0	-
Turkey	116.0	116.0[2]
Spain	75.0	-
Thailand	50.0	-
France	38.6	0.1
China DG	35.0	16.0
Total	938.2	323.8

Modules and Wafers

The Company continues to provide high quality products at lower cost to select customers. The Company considers its competitive advantages to be improving conversion efficiency and supply chain management.

During the second quarter, total external module shipments were 282.4 MW, down 19.5% from the first quarter of 2016 and down 12.3% from the second quarter of 2015. Total wafer shipments were 423.3 MW, up 20.6% q/q and up 50.3% y/y which reflects the Company’s wafer capacity expansion strategy through technology improvement.

LED

During the second quarter, ReneSola’s LED business reached revenue of $7.8 million, up approximately 26% from $6.2 million in Q1 2016, and achieved a gross margin of over 30%.

The market for energy efficient products is large and growing rapidly. LED lighting is one of the most effective products for reducing energy consumption with high product quality. We are leveraging our brand name and global distribution footprint to build an attractive, high margin business that we think will grow into a meaningful contributor to our results in the years ahead.

Safe Harbor Statement

Certain statement in this Current Report on Form 6-K may contain statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

_________________________

1 As of May 31, 2016, the Company entered into a settlement agreement with Pristine Sun, LLC and certain of its affiliates (collectively, “Pristine”), by which it resolved its dispute with Pristine, dismissed the action previously filed against Pristine, and acquired 100% ownership of 85 MW of solar energy projects under development in California, North Carolina, and Minnesota.

2 With the start of operation, the projects will be transferred into a joint venture, of which Renesola will hold 50% of equity interest of the 116MW projects.

RENESOLA LTD

 Unaudited Consolidated Balance Sheets

 (US dollars in thousands)

	Jun 30,	Mar 31,	Jun 30,
	2016	2016	2015
ASSETS
Current assets:
Cash and cash equivalents	23,723	38,687	43,153
Restricted cash	139,645	151,339	141,942
Accounts receivable, net of allowances for doubtful accounts	185,573	176,391	89,826
Inventories	165,470	181,659	277,658
Advances to suppliers-current	23,286	28,316	44,566
Amounts due from related parties	77	95	101
Value added tax recoverable	5,911	20,573	24,355
Prepaid income tax	4,338	1,900	1,705
Prepaid expenses and other current assets	18,288	15,901	53,351
Project assets	64,756	34,949	53,651
Deferred convertible notes issue costs-current	-	-	302
Derivative assets	2,077	-	1,577
Assets held-for-sale	-	-	-
Deferred tax assets-current, net	-	2,242	4,496
Total current assets	633,144	652,052	736,683

Property, plant and equipment, net	568,090	603,248	705,256
Prepaid land use right, net	35,842	37,179	40,151
Deferred tax assets-non-current, net	14,403	14,121	15,886
Deferred convertible notes issue costs-non-current	-	-	-
Advances for purchases of property, plant and equipment	285	1,288	169
Deferred project costs	17,576	20,874	20,874
Project assets-noncurrent	9,463	-	-
Other long-lived assets	9,943	10,144	6,248
Total assets	1,288,746	1,338,906	1,525,267

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Convertible bond payable-current	-	-	62,190
Short-term borrowings	716,512	735,610	653,627
Accounts payable	280,609	301,976	405,881
Advances from customers-current	20,342	24,985	32,656
Amounts due to related parties	2,831	3,189	6,392
Other current liabilities	66,536	62,727	113,187
Income tax payable	128	124	125
Derivative liabilities	-	343	4,747
Warrant liability	26	158	1,050
Total current liabilities	1,086,984	1,129,112	1,279,855

Convertible notes payable-non-current	-	-	-
Long-term borrowings	-	1,551	41,117
Advances from customers-non-current	-	-	1,191
Deferred revenue	28,366	32,376	26,054
Warranty	38,870	38,070	36,185
Deferred subsidies and other	22,203	23,116	24,744
Other long-term liabilities	15	15	972
Total liabilities	1,176,438	1,224,240	1,410,118

Shareholders' equity
Common shares	477,171	477,419	478,391
Additional paid-in capital	7,994	7,707	7,248
Accumulated loss	(424,020)	(429,544)	(450,530)
Accumulated other comprehensive income	51,163	59,084	80,040
Total equity attribute to ReneSola Ltd	112,308	114,666	115,149
Total shareholders' equity	112,308	114,666	115,149

Total liabilities and shareholders' equity	1,288,746	1,338,906	1,525,267

RENESOLA LTD

Unaudited Consolidated Statements of Income

(US dollar in thousands, except ADS and share data)

	Three Months Ended			Six Months Ended
	Jun 30, 2016	Mar 31, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015

Net revenues	250,038	260,696	268,401	510,734	617,404
Cost of revenues	(208,886)	(216,191)	(224,001)	(425,077)	(536,339)
Gross profit	41,152	44,505	44,400	85,657	81,065
GP%	16.5%	17.1%	16.5%	16.8%	13.1%

Operating (expenses) income:
Sales and marketing	(15,152)	(13,500)	(18,126)	(28,652)	(39,969)
General and administrative	(13,525)	(13,269)	(15,518)	(26,794)	(29,254)
Research and development	(7,424)	(8,190)	(11,166)	(15,614)	(24,584)
Other operating income	1,324	2,694	10,893	4,018	13,705
Total operating expenses	(34,777)	(32,265)	(33,917)	(67,042)	(80,102)

Income (loss) from operations	6,375	12,240	10,483	18,615	963
	2.5%	4.7%	3.9%	3.6%	0.2%
Non-operating (expenses) income:
Interest income	715	777	743	1,492	1,675
Interest expense	(8,477)	(9,860)	(11,177)	(18,337)	(22,019)
Foreign exchange gains (losses)	4,336	2,945	6,181	7,281	(9,889)
Gains (losses) on derivatives, net	2,869	(602)	(8,753)	2,267	(4,252)
Investment gain on disposal of subsidiaries	-	7	-	7	-
Gains on repurchase of convertible bonds	-	213	155	213	11,803
Fair value change of warrant liability	131	420	683	551	841

Income (loss) before income tax, noncontrolling interests	5,949	6,140	(1,685)	12,089	(20,878)

Income tax (expense) benefit	(425)	(407)	(615)	(832)	550
Net income (loss)	5,524	5,733	(2,300)	11,257	(20,328)

Less: Net income (loss) attributed to noncontrolling interests	-	-	-	-	-
Net income (loss) attributed to holders of ordinary shares	5,524	5,733	(2,300)	11,257	(20,328)

Earnings per share
Basic	0.03	0.03	(0.01)	0.06	(0.10)
Diluted	0.03	0.03	(0.01)	0.06	(0.10)

Earnings per ADS
Basic	0.05	0.06	(0.02)	0.11	(0.20)
Diluted	0.05	0.06	(0.02)	0.11	(0.20)

Weighted average number of shares used in computing loss per share
Basic	201,998,340	203,163,310	204,627,464	202,580,825	204,275,041
Diluted	201,998,340	203,163,310	204,627,464	202,580,825	204,275,041

Net income (loss)	5,524	5,733	(2,300)	11,257	(20,328)
Other comprehensive income (loss)
Foreign exchange translation adjustment	(7,921)	(2,493)	(7,211)	(10,414)	(1,040)
Other comprehensive income (loss)	(7,921)	(2,493)	(7,211)	(10,414)	(1,040)

Comprehensive income (loss)	(2,397)	3,240	(9,511)	843	(21,368)
Less: comprehensive loss attributable to non-controlling interest	-	-	-	-	-
Comprehensive income (loss) attributable to ReneSola	(2,397)	3,240	(9,511)	843	(21,368)

RENESOLA LTD

Unaudited Consolidated Statements of Cash Flow

(US dollar in thousands)

	Six Months Ended
	Jun 30, 2016	Jun 30, 2015

Operating activities:
Net profit/(loss)	11,257	(20,328)
Adjustment to reconcile net loss to net cash provided by (used in) operating activity:
Inventory write-down	-	640
Depreciation and amortization	39,275	46,601
Amortization of deferred convertible bond issuances costs and premium	33	254
Allowance of doubtful receivables, advance to suppliers and prepayment for purchases of property, plant and equipment	131	(1,277)
Loss on derivatives	(2,088)	4,252
Fair value change of warrant liability	(551)	(841)
Gain from settlement of certain payables	-	(6,258)
Gain from advances from customers	-	-
Share-based compensation	512	791
Loss on disposal of long-lived assets	5,358	(4)
Gain on disposal of solar project	(2,527)	-
Impairment of goodwill	-	-
Impairment of Intangible assets	-	-
Impairment of long-lived assets	-	-
Reversal of firm purchase commitment	-	-
Gain on disposal of subsidiaries	-	-
Gain on CB repurchase	(212)	(11,803)

Changes in assets and liabilities:
Accounts receivable	(29,480)	30,133
Inventories	1,119	45,767
Project assets and deferred project cost	(25,676)	(12,782)
Advances to suppliers	(6,354)	(16,375)
Amounts due from related parties	257	(3,828)
Value added tax recoverable	18,668	5,406
Prepaid expenses and other current assets	6,658	(8,745)
Prepaid land use rights, net	464	(535)
Proceeds from disposal of land use right
Deferred project costs
Accounts payable	(12,643)	(49,389)
Advances from customers	(8,198)	(47,927)
Income tax payable	(778)	(475)
Other current liabilities	(10,050)	124
Deferred revenue	(4,010)	26,054
Other long-term liabilities	(458)	(620)
Other non-current assets	-	-
Other long-term assets	-	(2,727)
Accrued warranty cost	3,821	4,406
Deferred taxes assets	1,959	(1,145)
Provision for litigation	-	-
Net cash provided by (used in) operating activities	(13,513)	(20,631)

Investing activities:
Purchases of property, plant and equipment	(4,162)	(1,661)
Advances for purchases of property, plant and equipment	5,140	(103)
Cash received from government subsidy	-	-
Proceeds from disposal of property, plant and equipment	-	25
Changes in restricted cash	(2,895)	(20,095)
Net cash received (paid) on settlement of derivatives	179	606
Purchases of investment securities	-	-
Proceeds from disposal of subsidiaries	-	-
Net cash provided by (used in) investing activities	(1,738)	(21,228)

Financing activities:
Proceeds from bank borrowings	497,630	475,612
Proceeds from issuance of common shares	-	-
Proceeds from related parties	-	3,000
Repayment of bank borrowings	(464,338)	(473,566)
Proceeds from exercise of stock options	-	221
Paid for CB repurchase	-	-
Share issuance costs	-	-
Repurchace from noncontrolling interests	-	-
Repurchase of convertible notes	(25,931)	(20,364)
Cash paid for ADS/s repurchase	(981)	-
Net cash provided by (used in) financing activities	6,380	(15,097)

Effect of exchange rate changes	(5,451)	261

Net increase (decrease) in cash and cash equivalents	(14,322)	(56,695)
Cash and cash equivalents, beginning of period/year	38,045	99,848
Cash and cash equivalents, end of period/year	23,723	43,153

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RENESOLA LTD

By: /s/ Xianshou Li
Name: Xianshou Li
Title: Chief Executive Officer

Date: August 24, 2016